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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

     Genberg, Sharon M.
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     (Last)                         (First)                (Middle)

     1228 Douglas Avenue
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                                    (Street)

     Redwood City, CA 94063
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     (City)                         (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     06/05/2002
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Ampex Corporation (AXC)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Vice President
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6.   If Amendment, Date of Original (Month/Day/Year)


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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person

     [_]  Form Filed by More than 1 Reporting Person


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
====================================================================================================================================
                                      Table I -- Non-Derivative Securities Beneficially Owned
====================================================================================================================================

                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or
1. Title of Security              Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)
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 Class A Common Stock             4,950                      D
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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                                                                 SEC 1473 (3-99)



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FORM 3 (continued)

                                      Table II -- Derivative Securities Beneficially Owned
                                 (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================

                                                                                                        5. Owner-
                                                   3. Title and Amount of Securities                      ship
                                                      Underlying Derivative Security                      Form of
                         2. Date Exercisable          (Instr. 4)                                          Derivative
                            and Expiration Date    ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount          sion or        Direct       6. Nature of
                         ----------------------                            or              Exercise       (D) or          Indirect
                          Date         Expira-                             Number          Price of       Indirect        Beneficial
1. Title of Derivative    Exer-        tion                                of              Derivative     (I)             Ownership
   Security (Instr. 4)    cisable      Date           Title                Shares          Security       (Instr. 5)      (Instr. 5)
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Option to Acquire                                     Class A
(Note 1)                  Note 1       Note 1         Comm Stock           4,600           $1.50           D
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Option to Acquire                                     Class A
(Note 2)                  Note 2       Note 2         Comm Stock           2,000           $1.0625         D
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Option to Acquire                                     Class A
(Note 3)                  Note 3       Note 3         Comm Stock             900           $1.0625         D
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Option to Acquire                                     Class A
(Note 4)                  Note 4       Note 4         Comm Stock           1,236           $3.8750         D
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Option to Acquire                                     Class A
(Note 5)                  Note 5       Note 5         Comm Stock          10,000           $1.5625         D
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Option to Acquire                                     Class A
(Note 6)                  Note 6       Note 6         Comm Stock          17,500           $0.40           D
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Option to Acquire                                     Class A
(Note 7)                  Note 7       Note 7         Comm Stock          75,000           $0.18           D
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
Explanation of Responses:
Note 1: Incentive stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option is fully exercisable and expires on December 28, 2004.
Note 2: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option is fully exercisable expires on November 6, 2008.
Note 3: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option is fully exercisable expires on November 6, 2008.
Note 4: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option is exercisable as to 1,030 shares, and will become exercisable as to an additional 206 shares on August 6, 2002. The option expires as to 206 shares quarterly commencing on August 6, 2002 through November 6, 2003.
Note 5: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option is exercisable as to 5,875 shares, and will become exercisable as to an additional 825 shares on July 17, 2002 and quarterly thereafter until July 17, 2003. The option expires as to 3,400 underlying shares on October 17, 2002 and expires as to 825 shares quarterly thereafter until October 17, 2004.
Note 6: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option is exercisable as to 7,395 shares, and will become exercisable as to an additional 1,444 shares on August 26, 2002 and quarterly thereafter until May 26, 2003, and thereafter as to an additional 1,433 shares quarterly until February 26, 2004. The option expires as to 5,951 underlying shares on May 26, 2003 and expires as to each unit of shares 15 months after applicable vesting date for such shares.
Note 7: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). The option becomes exercisable on June 30, 2002 and expires on September 30, 2003.


        /s/ Sharon M. Genberg                                   06/11/02
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.